TARI INC.

c/o 1550 – 200 Burrard Street	Office: (604) 685-3317
Vancouver, B.C.	Facsimile: (604) 683-8087
V6C 3L6

February 15, 2008

Karl Hiller, Branch Chief

Division of Corporation Finance

Mail Stop 7010

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

U.S.A.

Re:

Tari Inc. (“the Company”)

Form 10-KSB for the fiscal year ended March 31, 2007

Filed July 2, 2007

File No. 1-31669

Dear Mr. Hiller,

We have reviewed your comments dated February 5, 2008 regarding to Tari Inc.’s Form 10-KSB for the fiscal year ended March 31, 2007.

Herewith please find our responses and clarifications to your comments, as well as a draft revised copies of our annual report on Form 10-KSB for the fiscal year ended March 31, 2007 and our quarterly report for the interim period ended September 30, 2007.

Form 10-KSB for the Year Ended March 31, 2007 – Controls and Procedures, page 26

1.

Yes, we evaluated the effectiveness of our disclosure controls and procedures as of the end of the 2007 fiscal year.

2.

It is true that our disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is accumulated and communicated to the management, including principal executive and principal financial officers, to allow timely decisions regarding required disclosure.  It is also true that our disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the required period of time.

3.

It is true that, based upon their evaluation of our controls, the chief executive officer and principal accounting officer have concluded that, the disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and the disclosure controls and procedures are effective at that reasonable assurance level.

Form 10-QSB for the interim period ended September 30, 2007

1.

No change in the Company’s internal control over financial reporting has been identified in connection with the evaluation that occurred during the quarter ended September 30, 2007 that has materially affected, or is reasonably likely to materially affect the internal control over financial reporting.

2.

As required by Item 307 of Regulation S-B and SEC Release No. 33-8238, the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of September 30, 2007.

The Company also acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your help in reviewing and commenting on our filings and compliance with the applicable disclosure requirements.  Please feel free to contact me if you need any further information regarding to our filings and related matters.

Sincerely,

Theodore Tsagkaris

President and CEO